Exhibit 99.1

FF: TSX
FFMGF: OTCQX
FMG: FRANKFURT

FIRST MINING INTERSECTS 5.34 G/T AU OVER 21.5 METRES AT GOLDUND PROPERTY

September 20, 2018

VANCOUVER, BC, CANADA – First Mining Gold Corp. (“First Mining” or the “Company”) is pleased to announce final fire assay results and partial metallic screen fire assay results for eight drill holes completed to date on the Miller prospect at the Company’s wholly-owned Goldlund property (“Goldlund”) in northwestern Ontario, Canada. Previously the Company had released fire assay results for the first six drill holes of the eight hole campaign at the Miller prospect (see the Company’s news release dated August 20, 2018).

Drilling Highlights:

●
Hole MI-18-007 intersected 49.0 metres (“m”) of 2.49 grams per tonne gold (“g/t Au”)

o
including 21.5 m of 5.34 g/t Au
o
and including 1.0 m of 89.21 g/t Au
o
and 3.0 m of 4.24 g/t Au

●
Hole MI-18-008 intersected 14.0 m of 0.62 g/t Au
o
including 2.5 m of 1.80 g/t Au

Note: Assaying for the Miller drill program is being done by SGS Canada Inc. (“SGS”) at their laboratories in Red Lake, Cochrane and Lakefield, Ontario. Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut.

Jeff Swinoga, President and Chief Executive Officer of First Mining, stated, “We are excited with the continued drilling success of our Goldlund regional exploration program, indicating the potential for significant gold mineralization 10 kilometres from the initial gold discovery. This new discovery is encouraging in light of the property’s 50 kilometre strike length.  These two new reported holes, located at the Miller prospect, have both encountered gold mineralization, with several visible gold occurrences similar to the first six drill holes. The early results from the Miller prospect indicate that the entire width of the sill/dyke appears receptive to gold mineralization and this mineralization remains open along strike in both directions and also at depth.”

Due to the coarse, nuggety nature of the gold mineralization present within the Goldlund deposit and its surrounding regional targets, the initial fire assay results from the Miller prospect have been followed up with a program of metallic screen fire assays on select samples. Samples were chosen for metallic screen analysis either where visible gold mineralization (“VG”) was observed in the core, or adjacent to VG occurrences, or where the initial fire assay results did not appear to be representative of the level of gold mineralization observed in the core. A larger sample size of 1,000 grams (“g”) is being utilized for these metallic screen fire assays (as compared with the 50 g sample size that was used for the fire assays).

A comparison of the results of the initial fire assay program with the fire assay results incorporating the metallic screen fire assay re-runs is presented in Table 1 below.

Table 1. Drill Hole Assay Results (including Metallic Screen Fire Assay Results) from the Miller Prospect

	Hole ID	From (m)	To (m)	Length (m)	Au g/t (Fire Assay only)*	Au g/t (Fire Assay inc. Metallics)
MI-18-001	MI-18-001	7.0	114.6	107.6	0.33	0.42
	inc	15.0	88.6	73.6	0.41	0.55
	inc	16.0	18.3	2.3	1.93	2.01
	and inc	18.0	18.3	0.3	8.59	9.15**
	and inc	23.3	29.6	6.3	0.91	2.01**
	and inc	27.3	27.6	0.3	8.67	32.12**
	and inc	77.6	88.6	11.0	1.17	1.43
	and inc	87.6	88.6	1.0	6.27	9.09
MI-18-002	MI-18-002	0.42	142.5	142.08	1.90	1.90**
	inc	1.5	109.5	108.0	2.44	2.43**
	and inc	57.5	88.5	31.0	4.44	further results pending
	and inc	75.5	82.5	7.0	14.67	further results pending
	and inc	81.5	82.5	1.0	88.80	metallics not requested
	and inc	102.5	109.5	7.0	9.60	further results pending
	and inc	108.5	109.5	1.0	54.47	metallics not requested
MI-18-003	MI-18-003	69.0	72.0	3.0	1.12	1.19**
	and	90.0	138.0	48.0	1.07	1.17**
	inc	90.0	90.5	0.5	17.23	16.10**
	and inc	94.0	97.5	3.5	2.28	2.41**
	and inc	105.0	106.0	1.0	3.90	metallics not requested
	and inc	115.0	130.0	15.0	1.41	1.71
	and inc	125.0	125.5	0.5	10.55	19.10**
	and inc	137.7	138.0	0.3	9.87	11.80**
MI-18-004	MI-18-004	34.0	57.8	23.8	0.54	metallics not requested
	inc	34.0	35.0	1.0	2.56	metallics not requested
	and inc	52.0	57.8	5.8	1.40	metallics not requested
	and inc	55.0	56.0	1.0	6.12	metallics not requested
MI-18-005	MI-18-005	46.0	47.0	1.0	4.18	metallics not requested
	and	68.0	78.0	10.0	0.43	0.45**
	and inc	72.0	74.0	2.0	1.25	metallics not requested
	and	109.0	110.0	1.0	1.00	metallics not requested
MI-18-006	MI-18-006	76.0	77.0	1.0	1.38	metallics not requested
	and	102.0	124.0	22.0	0.69	0.68
	inc	103.0	109.4	6.4	2.09	2.08**
	and inc	103.62	104.0	0.38	21.66	20.80**
	and inc	109.0	109.4	0.4	4.69	5.37
	and	145.0	147.0	2.0	1.48	metallics not requested
	and	169.0	170.0	1.0	3.01	metallics not requested
MI-18-007	MI-18-007	66.0	69.0	3.0	4.24	metallics not requested
	inc	66.0	67.0	1.0	9.16	metallics not requested
	and	89.0	138.0	49.0	2.53	2.49**
	inc	94.5	116.0	21.5	5.43	5.34**
	and inc	107.5	109.0	1.5	8.83	9.29
	and inc	114.0	115.0	1.0	91.41	89.21**
MI-18-008	MI-18-008	135.0	149.0	14.0	0.58	0.62**
	inc	135.5	138.0	2.5	1.59	1.80**
	and inc	146.0	147.0	1.0	2.14	metallics not requested

*Fire assay results for holes MI-18-001 to MI-18-006 (inclusive) were reported in the Company’s previous news release dated August 20, 2018.

**Additional metallic screen fire assay re-runs still underway

In addition to drilling the Miller prospect, the Company has completed seven diamond drill holes at the Eaglelund prospect, and one diamond drill hole at the Miles prospect (see Figure 1 below), for a total 2018 summer regional drill program of 688 metres. This completes this phase of the Company’s regional drill program at Goldlund, and assaying is currently underway for these eight holes.

Figure 1. Plan Map

554,000 mE
554,500 mE
555,000 mE
555,500 mE
556,000 mE
556,500 mE
5,533,500 mN
5,533,000 mN
5,532,500 mN
5,532,000 mN
N
Miller
E
E'
MI-18-003
MI-18-002
MI-18-001
MI-18-004
MI-18-005
MI-18-006
MI-18-007
MI-18-008
0 50
metres
EL-18-006
EL-18-005
EL-18-004
EL-18-003
EL-18-007
EL-18-001
EL-18-002
Eaglelund
Cabin Road
Miles
ML-18-001
0 250
metres
Legend
Drilling Status
Assays Pending
Assays Returned
Topographic Contours (5 m)
Section Line
Road
Vertical Magnetic Derivitive Survey (Fugro, 2012)
High
Med
Low
FIRST MINING GOLD
Goldlund Property (NE Area)
Sioux Lookout, Ontario
2018 Regional Drilling
Current Progress
Projection: UTM Zone 15 (NAD 83)
Date: 10/09/2018

Table 2. Drill Hole Locations for the Miller Prospect

Hole ID	Azimuth °	Dip °	Length (m)	UTM East	UTM North	Section
MI-18-001	140	-80	140.5	554522	5533533	NW-50
MI-18-002	140	-85	200.0	554540	5533551	NW-100
MI-18-003	140	-55	170.0	554521	5533611	NW-100
MI-18-004	140	-55	101.0	554465	5533537	NW-00
MI-18-005	320	-65	110.0	554488	5533458	NW-00
MI-18-006	320	-65	170.0	554536	5533480	NW-50
MI-18-007	320	-60	182.0	554614	5533530	NW-150
MI-18-008	320	-60	182.0	554634	5533557	NW-150

Collar coordinates reflect final surveyed locations.

Figure 2.  Cross-Section through the Miller Prospect

E
E'
400
Elev
(m)
380
360
340
320
300
280
260
240
220
Ground Surface
VG
MI-18-007
MI-18-003
F.O.V. 8.1mm
41.3x mag
Au
MI-18-007 at 114.59m depth
series of Au clouds in Quartz-ankerite
vein associated with pyrite mineralization
0
Meters
50

Hole ID	From (m)	To (m)	Length (m)	Au g/t*
MI-18-003	69.0	72.0	3.0	1.19
and	90.0	138.0	48.0	1.17
inc.	90.0	90.5	0.5	16.10
and inc	94.0	97.5	3.5	2.41
and inc	105.0	106.0	1.0	3.90
and inc	115.0	130.0	15.0	1.71
and inc	125.0	125.5	0.5	19.1
and inc	137.7	138.0	0.3	11.8

** Fire assay results for hole MI-18-003 were reported in the previous News Release dated 20th August 2018. Intervals reported here include metallic screen fire assay results for selected samples.*

Hole ID	From (m)	To (m)	Length (m)	Au g/t*
MI-18-007	66.0	69.0	3.0	4.24
inc	66.0	67.0	1.0	9.16
and	89.0	138.0	49.0	2.49
inc	94.5	116.0	21.5	5.34
and inc	107.5	109.0	1.5	9.29
and inc	114.0	115.0	1.0	89.21

** Intervals reported here include metallic screen fire assay results for selected samples.*

Lithology
- Overburden
- Volcanics
- Gabbro
- Granodiorite

Downhole Assay Au g/t
- > 5.0
- 1.0 - 5.0
- 0.5 - 1.0
- 0.1 - 0.5
- < 0.1

Interval Reported

Visible Gold (VG) in Drill Core

FIRST MINING GOLD

Goldlund Property
Miller Prospect
Cross Section NW-125
Viewing North East (+/- 25m)

QA/QC Procedures

The QA/QC program for the 2018 regional drilling programs at Miller, Eaglelund and Miles consists of the submission of duplicate samples and the insertion of certified reference materials and blanks at regular intervals. These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2018 regional drilling program consist of 5 different gold grades ranging from 1 to 9 g/t Au, and are sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as ‘coarse’ or ‘pulp’ duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted to an umpire lab for check assaying. SGS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Dr. Chris Osterman, P.Geo., COO of First Mining, is the “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and he has reviewed and approved the scientific and technical disclosure contained in this news release.

ABOUT THE GOLDLUND PROJECT

The Goldlund deposit is situated within a land package of approximately 280 square kilometres (28,000 hectares) referred to as the Goldlund Gold Project. The Property has a strike-length of over 50 kilometres in the Wabigoon Subprovince. Goldlund is an Archean lode-gold project located in northwestern Ontario, approximately 60 kilometres from the township of Dryden. The claims that make up the land package cover the historic Goldlund and Windward mines.

On January 9, 2017, the Company announced an initial mineral resource estimate for Goldlund that was prepared by WSP Canada Inc. in accordance with NI 43–101. At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Indicated Resources of 9.3 million tonnes at 1.87 g/t Au, or 560,000 ounces of gold. At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Inferred Resources of 40.9 million tonnes at 1.33 g/t Au, or 1,750,000 ounces of gold. The technical report for this resource estimate, which is titled “Technical Report and Resource Estimation Update on the Goldlund Project” and is dated February 7, 2017, is available under the Company’s SEDAR profile at www.sedar.com, and is also available on the Company’s website at www.firstmininggold.com.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7 million ounces of gold in the Measured and Indicated categories and 5 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

For further information, please contact Jeff Swinoga, President and CEO at 416-816-0424, or Derek Iwanaka, Vice President of Investor Relations at 604-639-8824, or visit our website at www.firstmininggold.com.

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the near-term potential to expand the existing Goldlund resource; (ii) the potential for the existence of significant gold mineralization 10 kilometres from the current resource area at the Goldlund project along the property’s 50 kilometre strike length; (iii) the completion of metallic screen fire assays; (iv) assaying of the seven drill holes at the Eaglelund prospect and one drill hole at the Miles prospect, and the results of assays; (v) the estimated amount and grade of Mineral Resources at Goldlund; and (vi) the potential for exploration upside at Goldlund. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at Goldlund at estimated grades; (ii) the capacities and durability of various machinery and equipment; and (iii) success in realizing proposed regional drilling programs. Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; (ii) general risks related to exploration drilling programs; (iii) developments in world metals markets; (iv) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (v) management’s discretion to refocus the Company’s exploration efforts and/or alter the Company’s short and long term business plans; and (vi) the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2016 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.